NOEL E. GUARDI, ATTORNEY AT LAW
3224 S. Newcombe St., Suite 2105
Lakewood, CO 80227
303-969-8886

Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Attention: Jeffrey P. Riedler, Assistant Director

Re:	Banyan Corporation Preliminary Proxy Statement on Schedule 14A, filed December 8, 2004 File No. 000-26065 Amendment No. 1

Gentlemen:

          Filed herewith is Amendment No. 1 to the Preliminary Proxy Statement (the “Preliminary Proxy Statement”) of Banyan Corporation (the “Company”). Certain changes have been made in response to the letter of comment from the staff dated December 23, 2004.

          The following additional information is provided to facilitate the staff’s review. The headings and paragraph numbers correspond to those in the comment letter.

Schedule 14A
General

1.
The meeting has been rescheduled for Monday, March 7, 2005. A new mailing date of February 11, 2005 and a new record date of December 31, 2004 have been established. References to these dates have been changed throughout the Preliminary Proxy Statement.

2.
It is a misunderstanding that Cory Gelmon and Michael Gelmon together own in excess of 60% of the Company and that a vote in favor of each resolution by these gentlemen means that a quorum and vote are assured to occur. The Proxy Statement discloses that the Gelmons can vote only 15,163,897 shares they hold of record at the meeting: Cory Gelmon can vote 11,163,897 shares, and Michael Gelmon can vote 4,000,000 shares. These shares constitute 25.8% of the Company’s issued and outstanding shares and assure neither a quorum nor a majority. The higher apparent percentage of beneficial ownership arises from the large numbers of immediately exercisable options and shares owed to them by the Company in the Franchise Support Network Acquisition. Accordingly, the Company has not revised the Preliminary Proxy Statement to state that a quorum and vote are assured.

Committees of the Board of Directors.

3.
The Company has no audit committee. The disclosure has been changed to reflect this fact more clearly. The Company has complied with the audit report requirement of Item 306 of Regulation S-B by attaching to the Preliminary Proxy Statement a copy of its audit report signed by the entire board of directors as required by Item 306(b). Disclosure requirements concerning independence of audit committee members does not apply because there is no audit committee. Although the Company has an audit committee charter which was filed as an exhibit to its Form 10-KSB for the fiscal year ended 2003, the charter has not been implemented in the absence of an audit committee. The Company believes that under these circumstances, the audit committee charter should not be filed with the Preliminary Proxy Statement. The Company intends to constitute an audit committee in the future under the charter when it can recruit members. Accordingly, the Preliminary Proxy Statement does not provide additional information in response to this comment.

Executive Compensation.

4.
The Company is a small business issuer. Instruction 7 of Schedule 14A refers the Company to the disclosure requirements of Regulation S-B in connection with this Preliminary Proxy Statement. The Option/SAR grants table in Item 402(d)(1) of Regulation S-B does not require information regarding the potential realizable value of the options granted and there are no columns (f ) and (g) in the table. Accordingly, the disclosure in the Preliminary Proxy Statement has not been revised to include this information. The disclosures in this section have been updated through 2004.

Certain Relationships and Related Transactions.

5.
An explanation of the purpose of the transaction and the benefit received by stockholders of the Company for each of the transactions has been added. The Preliminary Proxy Statement also discloses how the assets the Company acquired were valued and the methods used to arrive at these valuations.

6.
The name of the financial institution that requested the assignment of the acquisition agreement with Advanced to Southern, along with the date of the request and more information supporting the desired structure, have been disclosed in the Preliminary Proxy Statement.

7.	The Preliminary Proxy Statement now discloses who received the 277,778 shares as well as an explanation of the amount of stock consideration.

8.	The Preliminary Proxy Statement now has clarification of who paid the cash and issued the note payable, as well as the source of the cash.

9.	The note payable of $200,000 was issued by Southern to Advanced in the acquisition of Advanced, and accordingly, is not comparable to other notes. As to the interest rate on loans made by the Gelmons and other beneficial owners to the Company, it appears that there is no material discrepancy. The interest rates on the loans from Lloyd Parrish, Eva Gelmon, 860538 Alberta Corp. and the Buyers in the Securities Purchase Agreement are 10%, except that the interest rate on the loan from the Gelmons has been reduced to 7%. Accordingly, no explanation of interest rates has been added in the Preliminary Proxy Statement.

10.
The Preliminary Proxy Statement explains why the Company entered into a term loan and installment note to finance the acquisition when Southern, an entity which is treated as a consolidated subsidiary on the financial statements of the Company, acquired Advanced.

11.
The Preliminary Proxy Statement now explains why the Company issued stock as consideration for the guaranty provided by the Gelmons when Advanced was purchased by Southern, an entity wholly owned by the Gelmons.

12.	The Preliminary Proxy Statement now explains that the cancellation of the shares is considered a return of shares and why it occurred.

13.	The Preliminary Proxy Statement now discloses that none of the controlling persons of the buyers are directors, officers or affiliates of the Company.

Matters to be acted upon at the Meeting Election of Directors (Proposal 1)

14.
The Proxy Statement has been revised to include any necessary revisions to conform to Item 7 of Schedule 14A with respect to Messrs. Gelmon, including their principal occupations and employment during the past five years and the name and principal business of the organization in which such employment was carried on in accordance with Regulation S-B, Item 401(e)(1).

Approval of Restated Articles of Incorporation (Proposal 2)

15.	The Preliminary Proxy Statement now explicitly discloses that the Company has no specific plans to issue common stock or preferred stock other than the issuances set forth.

16.
The Preliminary Proxy Statement now has a more substantial and detailed discussion of each transaction that will result in shares being issued to the Gelmons in the section “Certain Relationships and Related Transaction”.

17.	Since the Gelmons do not actually own over 60% of the Company’s stock, there is no further explanation of the reference to the anti-takeover effects.

          A copy of the Preliminary Proxy Statement, marked to indicate the changes and numbered to correspond to the comments, will be hand delivered under separate cover to further expedite the staff’s review.

          The written acknowledgement of the Company requested by the staff is attached hereto.

          Thank you in advance for your cooperation and assistance in this matter please call if there are any questions.

Very truly yours,

Noel Guardi

/enc.
cc:	Mr. Cory Gelmon
President and Chief Financial Officer
Banyan Corporation

BANYAN CORPORATION
Suite 500, 1925 Century Park East
Los Angeles, California 90067

Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Attention: Jeffrey P. Riedler, Assistant Director

Re:	Banyan Corporation
Preliminary Proxy Statement on Schedule 14A, filed December 8, 2004
File No. 000-26065
Company Acknowledgement

Dear Sir or Madam:

          A copy of the Preliminary Proxy Statement, marked to indicate the changes and numbered to correspond to the comments, will be hand delivered under separate cover to further expedite the staff’s review.Banyan Corporation (the “Company), acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking an action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BANYAN CORPORATION

By /s/ Cory Gelmon
Title: President, Chief Financial Officer and Director